UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)


                                GOLDSPRING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.000666 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    381536101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                                Hodgson Russ LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 8, 2006
--------------------------------------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92909G 10 3

--------------------------------------------------------------------------------
1. Names of Reporting Persons. John V. Winfield
   I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2. Check the appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
                ----------------------------------------------------------------

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)          OO (See Item 3)
                                     -------------------------------------------

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
          -------------

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization United States
                                        ----------------------------------------


--------------------------------------------------------------------------------
                      7. Sole Voting Power           2,075,026(1)
Number of Shares
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     8.  Shared Voting Power        2,044,911(2)  (See Item 5)
Person With
                      ----------------------------------------------------------
                      9. Sole Dispositive Power      2,075,026(1)

                      ----------------------------------------------------------
                      10. Shared Dispositive Power   2,044,911(2) (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
        4,119,937 (See Item 5)
        -----------------------------

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------

--------------------------------------------------------------------------------
13. Percent of Class represented by Amount in Row (11) Less than one percent
                                                       -------------------------

--------------------------------------------------------------------------------
14. Type of Reporting Person
          IN

--------------------------------------------------------------------------------


(1)  These shares consist of: (i) 1,006,486 shares of Common Stock held by John
     V. Winfield, (ii) 728,172 shares of Common Stock held by John V. Winfield - IRA 1 and (iii) 340,368 shares of Common Stock held by John V. Winfield - IRA 2.
(2) These shares consist of: (i) 1,364,175 shares of Common Stock held by The Intergroup Corporation, (ii) 340,368 shares of Common Stock held by Santa Fe Financial Corporation, and (iii) 340,368 shares of Common Stock held by Portsmouth Square, Inc.

THIS AMENDMENT NO. 2 AMENDS A STATEMENT ON SCHEDULE 13D (THE "STATEMENT"), DATED FEBRUARY 28, 2005, AS AMENDED ON FEBRUARY 28, 2006. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE STATEMENT. ITEMS 1, 2, 3, 4 AND 5 OF THE STATEMENT ARE AMENDED TO READ IN THEIR ENTIRETY AS FOLLOWS:


Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $.000666 per share (the "Common Stock"), of Goldspring, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 8585 Hartford Drive, Suite 400, Scottsdale, AZ 85255.

Item 2. Identity and Background

         (a) This Statement is filed by John V. Winfield ("Mr. Winfield"). By his signature on this Statement, Mr. Winfield agrees that this Statement is filed on his behalf.

             Mr. Winfield is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the "Act"), on his own behalf and not on behalf of any other party. Information with respect to Mr. Winfield, is given solely by Mr. Winfield.

         (b) Mr. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049.

         (c) Mr. Winfield's present principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation ("InterGroup"), Santa Fe Financial Corporation ("Santa Fe") and Portsmouth Square, Inc. ("Portsmouth"). The principal place of business of InterGroup, Santa Fe and Portsmouth is 820 Moraga Drive, Los Angeles, California 90049. The principal business of InterGroup is to own and operate multi-family residential properties and other real estate. The principal business of Santa Fe is to own and operate real estate. The principal business of Portsmouth is to own and operate a hotel property through a limited partnership.

         (d) Mr. Winfield has not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Winfield was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Winfield is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 22, 2004, John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, InterGroup and certain other investors purchased an aggregate of approximately 21.8 million shares of common stock, $0.000666 par value per share (the "Common Stock") of the Issuer (the "Original Shares"), and warrants to purchase approximately 21.8 million additional shares of common stock of the Issuer (collectively, the "Original Warrants"), pursuant to a subscription agreement (the "Original Transaction Documents").

         The Issuer defaulted on certain of its obligations under the Original Transaction Documents, and, as a result of such default, entered into an additional subscription agreement with the investors, and related documents, as of November 30, 2004 (collectively, the "Additional Transaction Documents"), pursuant to which the Original Shares and Original Warrants were exchanged for 8% convertible promissory notes of the Issuer in the aggregate principal amount of approximately $11.1 million (the "Principal"), and warrants to purchase approximately 27.8 million shares of common stock of the Issuer, as further set forth in the Additional Transaction Documents.

         As of December 20, 2004, each of John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, InterGroup delivered a notice of conversion to the Issuer, electing to convert its portion of the Principal, and accrued and unpaid interest thereon, into shares of common stock of the Issuer. The Issuer failed to timely deliver the shares to John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, or InterGroup, and, as a result of such failure, as of March 7, 2005, each of John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, and InterGroup elected to exercise its right to receive the mandatory redemption payment pursuant to the Additional Transaction Documents.

         The Issuer was unable to pay the mandatory redemption payment to John
V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, or InterGroup, which, as of March 23, 2005, was an aggregate of $6,885,184. In settlement of any claims (excluding the Registration Default Amount, as defined hereinafter) that John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, or InterGroup may have had against the Issuer for the mandatory redemption payment, the parties entered into a settlement agreement, and related documents, pursuant to which John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, and InterGroup purchased 12% Secured Convertible Debentures of the Issuer in the aggregate principal amount of $6,885,184 (collectively, the "Debentures").

         Pursuant to the Additional Transaction Documents, the Issuer was also required to file a registration statement by December 30, 2004 and to have caused such registration statement to be declared effective by the Securities and Exchange Commission by February 14, 2005. The Issuer failed to file the registration statement within the time periods prescribed in the Subscription Agreement. As a result, liquidated damages accrued pursuant to the Subscription Agreement (the "Registration Default Amount"). In order to avoid the expense, inconvenience, and uncertainty of further dispute, the Issuer, as of March 29, 2005, issued restricted shares of Common Stock to the investors. In connection with this John V. Winfield was issued 4,440,266 shares of Common Stock, the John
V. Winfield - IRA 1 was issued 2,960,000 shares of Common Stock, the John V. Winfield - IRA 2 was issued 1,480,086 shares of Common Stock, Santa Fe was issued 1,480,086 shares of Common Stock, Portsmouth was issued 1,480,086 shares of Common Stock, and InterGroup was issued 5,920,367 shares of Common Stock.

         Thereafter, although the Debentures provide that in no event shall the holders thereof be entitled to convert any portion of the Debentures in excess of that portion upon conversion of which the sum would result in beneficial ownership by the holders and their affiliates of more than 4.9% of the outstanding shares of common stock of the Issuer, John V. Winfield, the John V. Winfield IRA-1, the John V. Winfield IRA-2, Santa Fe, Portsmouth, and InterGroup executed a limited waiver of this limitation by written notice dated April 30, 2005 and thereafter converted an aggregate of $116,559 of the principal amount of the Debentures, and accrued interest thereon, into shares of common stock of the Issuer as follows: John V. Winfield - 587,487 shares of Common Stock, the John V. Winfield - IRA 1 - 391,671 shares of Common Stock, the John V. Winfield
- IRA 2 - 195,835 shares of Common Stock, Santa Fe - 195,835 shares of Common Stock, Portsmouth - 195,835 shares of Common Stock, and InterGroup - 783,322 shares of Common Stock.

         As a result of all of the above transactions, John V. Winfield held 5,027,753 (2.11%) shares of Common Stock, the John V. Winfield - IRA 1 held 3,351,847 (1.40%) shares of Common Stock, the John V. Winfield - IRA 2 held 1,675,921 (0.70%) shares of Common Stock, Santa Fe held 1,675,921 (0.70%) shares of Common Stock, Portsmouth held 1,675,921 (0.70%) shares of Common Stock, and InterGroup held 6,703,689 (2.81%) shares of Common Stock, as of March 29, 2005.

         On August 24, 2005, the Issuer, in payment of certain accrued and unpaid interest on the Debentures, issued to Mr. Winfield, in the aggregate, 5,179,023 shares of the Issuer's Common stock, as follows: John V. Winfield - 1,294,756 shares of Common Stock, the John V. Winfield - IRA 1 - 863,343 shares of Common Stock, the John V. Winfield - IRA 2 - 431,413 shares of Common Stock, Santa Fe - 431,413 shares of Common Stock, Portsmouth - 431,413 shares of Common Stock, and InterGroup - 1,726,168 shares of Common Stock.

         On August 25, 2005, the Issuer, in payment of certain liquidated damages accrued on the Debentures, issued to Mr. Winfield, in the aggregate, 4,022,134 shares of the Issuer's Common stock, as follows: John V. Winfield - 1,005,533 shares of Common Stock, the John V. Winfield - IRA 1 - 670,490 shares of Common Stock, the John V. Winfield - IRA 2 - 335,044 shares of Common Stock, Santa Fe - 335,044 shares of Common Stock, Portsmouth - 335,044 shares of Common Stock, and InterGroup - 1,340,577 shares of Common Stock.

         On September 30, 2005, the Issuer, in payment of certain accrued and unpaid interest on the Debentures, issued to Mr. Winfield, in the aggregate, 1,750,075 shares of the Issuer's Common stock, as follows: John V. Winfield - 437,519 shares of Common Stock, the John V. Winfield - IRA 1 - 291,737 shares of Common Stock, the John V. Winfield - IRA 2 - 145,781 shares of Common Stock, Santa Fe - 145,781 shares of Common Stock, Portsmouth - 145,781 shares of Common Stock, and InterGroup - 583,300 shares of Common Stock.

         Between May 13, 2005 and February 3, 2006, Mr. Winfield sold, in the aggregate, 8,575,669 shares of the Issuer's common stock at sales prices of $.02 to $.08.


         Between May 13, 2005 and February 3, 2006, Mr. Winfield sold, in the aggregate, 8,575,669 shares of the Issuer's common stock at sales prices of $.02 to $.08.

         Between March 1, 2006 and March 8, 2006, Mr. Winfield sold, in the 2aggregate, 20,150,000 shares of the Issuer's common stock at sales prices of $.02 to $.03.

         As a result of these recent transactions, Mr. Winfield is no longer subject to the reporting requirements of Rule 13d-1(a) of the Act.



ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities is described in Item 3 above.

         Mr. Winfield does not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) - (b) As of the date hereof, the Mr. Winfield beneficially owns 4,119,937 shares of the Issuer's Common Stock, representing less than one percent of the currently outstanding Common Stock of the Issuer.

             As set forth in Item 3, John V. Winfield is the sole beneficial owner, and has sole voting and dispositive power over 1,006,486 shares of Common Stock held in his name, as well as the 728,172 shares of Common Stock held by the John V. Winfield - IRA 1, and the 340,368 shares of Common Stock held by the John V. Winfield - IRA 2.

             Mr. Winfield is the President, Chief Executive Officer and Chairman of the Board of InterGroup and he owns approximately 60.1% of the shares of InterGroup. InterGroup owns 1,364,175 of the shares of Common Stock of the Issuer.

             Mr. Winfield is the President, Chief Executive Officer and Chairman of the Board of Santa Fe. InterGroup is the beneficial owner of approximately 76.9% of the voting shares of Santa Fe. Santa Fe owns 340,368 of the shares of Common Stock of the Issuer.

             Mr. Winfield is the President, Chief Executive Officer and Chairman of the Board of Portsmouth. Portsmouth is a subsidiary of Santa Fe and an indirect subsidiary of InterGroup. Santa Fe is the beneficial owner of approximately 68.8% of the voting shares of Portsmouth and InterGroup is the beneficial owner of an additional 7.8% of the voting shares of Portsmouth. Portsmouth owns 340,368 of the shares of Common Stock of the Issuer.

             As the President, Chief Executive Officer and Chairman of the Board of InterGroup, Santa Fe and Portsmouth and as a 59.3% shareholder of InterGroup, Mr. Winfield has shared voting and dispositive power with respect to the 2,044,911 shares of the Issuer's Common Stock held by InterGroup, Santa Fe and Portsmouth in the aggregate.


         (c) See Item 3.

         (d) Not Applicable.

         (e) Not Applicable.


         As a result of the transactions reported in this Amendment No. 2 to the Statement, Mr. Winfield is no longer subject to the reporting requirements of Rule 13d-1(a) of the Act.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          By: /s/ John V. Winfield
                                              --------------------
                                                  John V. Winfield



Dated: March 10, 2006